

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 29, 2016

Via E-mail
Mr. Paul Thompson
Chief Executive Officer
1805 N. Carson Street, Suite 150
Carson City, NV 89701

>   **Re: Mexus Gold US**
>   **Form 10-K for the Fiscal Year Ended March 31, 2016**
>   **Filed July 27, 2016**
>   **File No. 000-52413**

Dear Mr. Thompson:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

1.   We note your disclosure of bulk tonnage estimates in your exhibit 99.1 with respect to your Santa Elena property. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to Item 102 of Regulation S-K. Please revise to remove the bulk tonnage estimates.

Item1. Business

2.   Please tell us if your Elias prospects as described on page 4 of your filing are the same as your Ures property as identified on page F-13 of your financial statements and, if so, revise future filings to clarify.

3.   We note the properties identified on page 4 of your filing including the San Felix mine, the Santa Elena prospect, and the Elias prospect. Please tell us the mineral properties that you consider to be material mineral properties and revise future filings to clarify.

4.   For each material mineral property revise future filings to describe all interests in your properties including agreements and royalties and describe the type of rights or claims such as placer or lode. Additionally, include claim numbers or concession names, dates of recording, dates of expiration, acreage, and describe the conditions that must be met to retain your mineral rights. In your response provide a draft of your proposed future disclosure.

5.   In future filings please include a map showing the location and access to your Santa Elena prospect.

6.   For each material property revise future filings to describe any work completed on the property and its present condition, a description of equipment, infrastructure, and other facilities, and the source of power and water that can be utilized at the property. In your response provide a draft of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 or me at (202) 551-3790 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining